EXHIBIT 3.38

ARTICLES OF AMENDMENT

OF

GENERAL NUTRITION SALES CORPORATION

[Name of Corporation]

1.	The name of the corporation is Nutra Sales Corporation .

2.	Attached hereto as Exhibit A is the text of each amendment adopted.

3.	☑ The amendment does not provide for an exchange, reclassification or cancellation of issued shares.

☐	Exhibit A contains provisions for implementing the exchange, reclassification or cancellation of issued shares provided for therein.

☐	The amendment provides for exchange, reclassification or cancellation of issued shares. Such actions will be implemented as follows:

4.	The amendment was adopted the 13TH day of September, 2004.

5.	☐ The amendment was adopted by the ‘incorporators’ board of directors without shareholder action and shareholder action was not required.

☑	The amendment was approved by the shareholders. There is (are) one voting groups eligible to vote on the amendment. The designation of voting groups entitled to vote separately on the amendment, the number of votes in each, the number of votes represented at the meeting at which the amendment was adopted and the votes cast for and against the amendment were as follows:

     The voting group consisting of 100 outstanding shares of Common [class or series] stock is entitled to 100 votes. There were 100 votes present at the meeting. The voting group cast 100 votes for and 0 votes against approval of the amendment. The number of votes cast for approval of the amendment was sufficient for approval by the voting group.

     DATED as of this 16th day of September, 2004.

GENERAL NUTRITION SALES CORPORATION
[name of corporation]

By

	James M. Sander	Sr. Vice President

	[name]	[title]